February 3, 2009

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1004

Attention:	Pamela A. Long, Assistant Director Edward M. Kelly, Senior Counsel

Re:	Tensar Corporation Registration Statement on Form S-1 (File No. 333-145752) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     Tensar Corporation (the “Registrant”) hereby respectfully makes an application pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw from registration its registration statement on Form S-1 (Registration Statement No. 333-145752) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2007.
     In light of current public market conditions, the Registrant has determined not to proceed with the offering described in the Registration Statement at this time. The Registrant hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission.
     The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.
     It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.
     If you have any questions regarding the foregoing application for withdrawal, please contact the Registrant’s counsel, Keith Townsend of King & Spalding LLP, at (404) 572-3517.

Sincerely,

TENSAR CORPORATION

By:	/s/ Robert F. Briggs

Name:	Robert F. Briggs
Title:	Vice President of Administration,
General Counsel and
Corporate Secretary